Exhibit 99.1

Vimicro Announces Unaudited Third-Quarter 2014 Financial Results

Third-Quarter 2014 Financial Highlights

• Third-quarter revenues of $27.6 million, up 14.3% year-over-year; year-to-date revenue up by 57.9%

• Quarterly Gross Margin at 39.4%, as compared to 39.5% year over year, and 37.8% quarter over quarter

• Quarterly Non-GAAP net income of $3.5 million, up 75.4% year over year

• Non-GAAP diluted EPS at $0.12 per ADS reported for the quarter, up 100% year over year

• Year-to-date Non-GAAP net income of $3.0 million, non-GAAP diluted EPS at $0.11 per ADS

BEIJING, November 11, 2014 /PRNewswire/ — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced financial results for the third quarter ended September 30, 2014.

Third-Quarter 2014 Results

Net revenue in the third quarter of 2014 was $27.6 million, as compared to net revenue of $24.2 million in the year-ago quarter and $24.0 million in the second quarter of 2014. Surveillance revenues were $23.9 million in the third quarter, representing 86.6% of total net revenues and up 28.2% year over year. Gross profit in the third quarter was $10.9 million, as compared with $9.5 million in the year-ago quarter and $9.1 million in the second quarter of 2014. The gross margin in the third quarter was 39.4%, as compared to 39.5% in the year-ago quarter and 37.8% in the second quarter of 2014.

Operating expenses in the third quarter were $6.5 million, as compared to $8.8 million in the year-ago quarter and $10.3 million quarter over quarter. Research and development expenses were $1.3 million for the quarter net of $3.6 million government grants applied (research and development expenses would have been $4.9 million without government grants for the quarter), as compared to $4.1 million year over year and $1.8 million quarter over quarter. Sales and marketing expenses were $2.7 million for the quarter, as compared to $2.2 million year over year and $2.4 million quarter over quarter. General and administrative expenses were $2.4 million in the third quarter, as compared to $2.5 million year over year and $6.1 million quarter over quarter.

Operating income was $4.4 million in the quarter, as compared to the operating income of $0.7 million in the year-ago quarter and the operating loss of $1.2 million quarter over quarter.

The equity in profit of an equity investee was $0.5 million, as compared to $1.9 million year over year and $1.8 million quarter over quarter. This equity pick-up is from the Company’s joint venture, Shanxi Zhongtianxin Science and Technology Co. Ltd.

In the third quarter of 2014, non-GAAP net income attributable to Vimicro International Corporation was $3.5 million, or approximately $0.12 per ADS on a diluted basis, as compared to a non-GAAP net income attributable to Vimicro of $2.0 million, or $0.06 per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro International Corporation in the third quarter of 2014 and the year-ago quarter excludes $0.1 million and $0.2 million of non-cash, share-based compensation, respectively. GAAP net income attributable to Vimicro in the third quarter was

$3.3 million, or $0.12 per diluted ADS, as compared to net income of $1.8 million, or $0.06 per diluted ADS, in the year-ago quarter.

Balance Sheet

As of September 30, 2014, the Company had cash and cash equivalents of approximately $27.6 million and restricted cash of $0.03 million, totaling $27.6 million. Total current assets were approximately $142.5 million, and Vimicro had working capital of approximately $64.1 million and $29.9 million of long-term bank loans and liabilities on its balance sheet, as of September 30, 2014.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We are very pleased to report a solid financial and operational result for the third quarter. For the nine-month period ended September 30, 2014, we achieved significant non-GAAP net income of $3 million and $0.11 per diluted ADS, while maintaining a decent revenue growth of 57.9% on a year-over-year basis, driven by strong growth in our video surveillance business. With continued contract wins from our traditional territories such as Shanxi Province, and entrance into new geographic base such as Hunan Province, we are seeing greater demand for SVAC-compliant video surveillance products across the country. We are confident that our financials will continue to show satisfactory results going forward, while benefiting from China’s mega-trend of expedited adoption of domestic IT technology and national standard. As a co-leading developer of SVAC national video surveillance standard and the only proven provider of SVAC-compliant technology and solution, Vimicro will capitalize on its first-mover advantages to further establish itself in China’s robust video surveillance market. “

Recent Events:

• Multiple wins of competitive bid in Taiyuan City, Shanxi Province, to provide SVAC-compliant video surveillance system and products totaling to$52.2 million;

• Winning of competitive bid in Chenzhou City, Hunan Province, with contract value of $29.2 million signaling the first city-wide adoption of SVAC national standard in Hunan Province;

• Our joint venture, Shanxi Zhongtianxin Science and Technology Co. Ltd., securing a $65 million revolving line of credit, to enable Vimicro to maintain the current pace of market expansion in China’s robust video surveillance market;

• Strategic cooperation with Inspur (Langchao), a leading server and storage equipment manufacturer and cloud computer solution provider in China, to jointly tackle China’s video surveillance market in areas of solution and application development, maintenance and services, sales and marketing;

• Ranked number four in the newly released Top 100 Security and Surveillance Manufacturers in China, behind the top three companies of Hikvision, Dahua, and Huawei;

• The release of next generation of our flagship Starlight Camera at 2014 International Exhibition on Public Safety and Security in Beijing;

• A series of investor events in China, including participating in Industrial Securities TMT Investor Forum in Shenzhen and non-deal roadshow in Shenzhen, Shanghai, and Beijing, following initial coverage by Industrial Securities in China

Business Outlook

For the fourth quarter of 2014, the Company expects the total net revenues in the range of $30 million to $32 million.

Conference Call Information

The Company will host the conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 9:00 p.m. (Beijing / Hong Kong time) on Tuesday, November 11, 2014 to discuss its third-quarter 2014 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time. The conference call ID number is 9708621.

4001 200 539 (China)

+852 5808 3202 (Hong Kong)

1855 298 3404 (United States)

+1 631 5142 526 (US-New York)

+65 6823 2299 (Singapore/International)

If you are unable to participate in the call at this time, a replay will be available starting at 12:00 Eastern Daylight Time on Tuesday, November 11, 2014, through 23:59 a.m. Eastern Daylight Time on Monday, November 17, 2014. To access the replay, dial 4001 842 240 (China) or 1866 846 0868 (United States). The replay call ID number is 9708621.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://www.media-server.com/m/p/y4bp6czb. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in its business for the foreseeable future. Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the People’s Bank of China, Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive income or loss in the consolidated statements of comprehensive income.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	September 30,	June 30,
	2014	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	27,585	22,445
Restricted cash	31	20
Accounts and notes receivable, net of provision	25,453	18,767
Amounts due from related parties, net of provision	64,542	40,093
Inventories, net	14,544	18,789
Prepayments and other current assets, net of provision	10,394	8,829
Total current assets	142,549	108,943
Investments in an equity investee	2,191	4,163
Property, equipment and software, net	28,536	28,003
Land use rights	15,249	15,291
Other assets	1,638	1,673
Total assets	190,163	158,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	30,648	26,148
Amounts due to related parties	6,549	6,302
Taxes payable	12,280	8,334
Advances from customers	2,041	3,656
Accrued expenses and other current liabilities	4,715	4,529
Deferred government grant	22,237	5,537
Total current liabilities	78,470	54,506
Deferred government grant-non current	1,497	1,497
Deferred tax liabilities	14	14
Product warranty	2,365	1,644
Long-term bank loan	13,003	13,002
Other long-term liabilities	13,003	13,002
Total liabilities	108,352	83,665
Equity
Ordinary shares	14	14
Additional paid-in capital	153,398	153,844
Treasury stock at cost, net	(13,425)	(16,377)
Accumulated other comprehensive income	10,132	10,122
Accumulated deficit	(89,098)	(92,426)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	63,803	57,959
Noncontrolling interest	18,008	16,449
Total equity	81,811	74,408
Total liabilities and equity	190,163	158,073

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	27,600	24,153	68,041	43,098
Cost of revenue	(16,722)	(14,621)	(42,550)	(27,824)
Gross profit	10,878	9,532	25,491	15,274

Operating expenses:
Research and development, net	(1,304)	(4,053)	(6,939)	(9,239)
Selling and marketing	(2,744)	(2,241)	(7,537)	(6,913)
General and administrative	(2,407)	(2,536)	(10,892)	(8,189)
Total operating expenses:	(6,455)	(8,830)	(25,368)	(24,341)
Income/(Loss) from operations:	4,423	702	123	(9,067)
Other income/(expense):
Interest expense, net	(41)	(176)	(76)	(141)
Foreign exchange (loss)/gain, net	(3)	219	(518)	842
Gain on disposal of equity interest	—	—	1,319	—
Other, net	4	52	77	62
Income/ (loss) before income taxes and equity in profit of an equity investee:	4,383	797	925	(8,304)
Income tax (expense)	(44)	—	(252)	—
Income/ Loss before equity in profit of an equity investee	4,339	797	673	(8,304)
Equity in profit of an equity investee, net of tax	547	1,947	2,684	1,623
Net income/ (loss)	4,886	2,744	3,357	(6,681)
Net (income)/loss attributable to noncontrolling interest	1,558	923	787	(399)
Net income/ (loss) attributable to Vimicro International Corporation	3,328	1,821	2,570	(6,282)
Income/ (loss) per share
Basic	0.03	0.02	0.03	(0.05)
Diluted	0.03	0.02	0.02	(0.05)
Income/ (loss) per ADS
Basic	0.14	0.06	0.11	(0.22)
Diluted	0.12	0.06	0.10	(0.22)
Weighted average number of ordinary shares Outstanding
Basic	95,883,071	114,892,652	95,801,223	115,082,848
Diluted	111,272,732	122,741,628	106,605,080	117,699,174
Weighted average number of ADS outstanding
Basic	23,970,768	28,723,163	23,950,306	28,770,712
Diluted	27,818,183	30,685,407	26,651,270	29,424,793
Other comprehensive income/ (loss), net of tax
Foreign currency translation adjustment, net of tax of nil	11	84	(1,097)	483
Other comprehensive income, net of tax	11	84	(1,097)	483
Comprehensive income/ (loss)	4,897	2,828	2,260	(6,198)
Comprehensive loss/(income) attributable to noncontrolling interest	1,559	1,003	939	(62)
Comprehensive income/ (loss) attributable to Vimicro International Corporation	3,338	1,825	1,321	(6,136)
Components of share-based compensation expenses are included in the following expense captions
Research and development, net	(76)	(55)	(170)	(206)
Selling and marketing	(17)	(18)	(54)	(62)
General and administrative	(45)	(82)	(202)	(239)

Total	(138)	(155)	(426)	(507)